Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-180989

April 14, 2014

Wells Fargo & Company

2,000,000 Depositary Shares, Each Representing a 1/25th Interest

in a Share of 5.90% Fixed-to-Floating Rate Non-Cumulative Perpetual Class A Preferred Stock, Series S

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/25th interest in a share of 5.90% Fixed-to-Floating Rate Non-Cumulative Perpetual Class A Preferred Stock, Series S

Size:	$2,000,000,000 (2,000,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series S Preferred Stock (equivalent to $1,000 per depositary share)

Trade Date:	April 14, 2014

Settlement Date:	April 22, 2014 (T+5)

Price to Public:	$1,000 per depositary share

Underwriting Discount:	$10 per depositary share

Net Proceeds (before expenses) to Issuer:	$1,980,000,000

Dividend Rate (Non-Cumulative):	From April 22, 2014 to, but excluding, June 15, 2024 (the “Fixed Rate Period”), an annual rate equal to 5.90%, and from, and including, June 15, 2024 (the “Floating Rate Period”), an annual rate equal to three-month LIBOR plus 3.11%.

Dividend Payment Dates:	Semi-annually in arrears on the 15th day of each June and December, commencing December 15, 2014 and ending June 15, 2024, and quarterly in arrears on the 15th day of each March, June, September and December, commencing September 15, 2024. If a dividend payment date on or prior to June 15, 2024 is not a business day, such dividend payment date will be the next succeeding business day, without any payment in respect of such delay. If a dividend payment date after June 15, 2024 is not a business day, such dividend payment date will be the next succeeding business day unless that day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding business day, and dividends will accrue to the actual payment date.

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, April 22, 2014 to, but excluding, December 15, 2014.

Business Day:

For dividends payable for the Fixed Rate Period, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York, and for dividends payable for the Floating Rate Period, any day that would be a business day during the

Fixed Rate Period that is also a day on which commercial banks and foreign exchange markets settle payments in London.

Day Count:	Fixed Rate Period: 30/360
Floating Rate Period: Actual/360

Optional Redemption:	On any dividend payment date on or after June 15, 2024, the Series S Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series S Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to June 15, 2024 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series S Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series S Preferred Stock.

Sole Book Running Manager:	Wells Fargo Securities, LLC

Joint Lead Managers:	ANZ Securities, Inc.

Banca IMI S.p.A.

HSBC Securities (USA) Inc.

National Australia Bank Limited

RBS Securities Inc.

Co-Managers:	CastleOak Securities, L.P.
Lebenthal & Co., LLC
Samuel A. Ramirez & Company, Inc.
The Williams Capital Group, L.P.

Listing:	None

CUSIP/ISIN:	949746 RG8/US949746RG83

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or e-mailing: cmclientsupport@wellsfargo.com.

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